BROADCAST LIVE DIGITAL CORP.

5045 Orbitor Drive, Bldg. 10, Suite 200

Mississauga, ONT L4W-4Y4

November 8, 2013

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Broadcast Live Digital Corp.

Item 4.01 Form 8-K

Filed October 30, 2013

File No. 333-169970

Dear Ms. Thompson:

We have received your correspondence dated November 1, 2013 and we respond as follows:

Item 4.01 Form 8-K. Filed October 30, 2013

(b) Engagement of Schwartz Levitsky Feldman LLP

1.

Please revise your disclosure to indicate whether during your two most recent fiscal years and any subsequent interim period to Schwartz Levitsky Feldman LLP’s (SLF) engagement, you or someone on your behalf consulted with SLF regarding either (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by SLF, in either case where written or oral advice provided by SLF would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was subject of a disagreement between you and your former auditors, Li and Company, PC or was a reportable event (as described in Items 304(a)(l)(iv) or Item 304(a)(l)(v) of Regulation S-K, respectively).  Refer to Item 304(a)(2) of Regulation S-K.

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

November 8, 2013

Response:

1.

We have amended the Form 8K to refer to the two most recent fiscal years and any subsequent interim periods prior to the engagement of Schwartz Levitsky Feldman LLP and the definition of reportable events in Item 304(a)(1)(v) of Regulation S-K.

Broadcast Live Digital Corp. acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Peter DiMurro

Peter DiMurro

Chief Executive Officer